Wynn Las Vegas, LLC

Wynn Las Vegas Capital Corp.

3131 Las Vegas Boulevard South

Las Vegas, Nevada 89109

March 31, 2008

VIA EDGAR AND FACSIMILE

Karen J. Garnett

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Acceleration Request

Wynn Las Vegas, LLC

Wynn Las Vegas Capital Corp.

Registration Statement on Form S-4

(File No. 333-149556)

Dear Ms. Garnett:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, Wynn Las Vegas, LLC and Wynn Las Vegas Capital Corp. (the “Issuers”) hereby request that the effectiveness of the Registration Statement on Form S-4 (Registration No. 333-149556) (the “Registration Statement”) be accelerated so that it will become effective no later than 11:00 a.m. Washington, D.C. time on Wednesday, April 2, 2008, or as soon thereafter as practicable.

The Issuers confirm that:

(i)	should the Securities and Exchange Commission (the “Commission”) or its staff, acting pursuant to delegated authority, declare the Registration Statement effective, such action does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii)	the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the Registration Statement effective does not relieve the Issuers from their full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii)	the Issuers may not assert staff comments and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (702) 770-2112 if there are any questions regarding this matter.

Sincerely yours,

WYNN LAS VEGAS, LLC

By:	WYNN RESORTS HOLDINGS, LLC,
its sole member

By:	WYNN RESORTS, LIMITED,
its sole member

By:	/s/ Kim Sinatra
Name: Kim Sinatra
Title: Senior Vice President, General Counsel and Secretary

WYNN LAS VEGAS CAPITAL CORP.

By:	/s/ Kim Sinatra
Name: Kim Sinatra
Title: Assistant Secretary